June 17, 2016

Via EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE – Mail Stop 3561

Washington, DC 20549

Re:	Western Uranium Corporation

Form 10

Filed April 29, 2016

File No. 000-55626

Dear Mr. Reynolds:

We have received your comment letter dated May 23, 2016 with regard to our Form 10 registration statement. We previously requested an extension until Friday, June 17, 2016 to respond to the letter and file an amendment to the Form 10.

We have several open issues which we have not been able to fully resolve and require additional time in order to file a complete and accurate response. With the staff’s concurrence, we respectfully request to respond no later than Tuesday, June 21, 2016.

Thank you for your consideration.

Sincerely,

/s/ George Glasier
George Glasier
Chief Executive Officer